Globetech Ventures Corp.
(An exploration stage company)

Consolidated Financial Statements

(Unaudited)

For the three months ended December 31, 2007

in Canadian dollars

Globetech Ventures Corp.
(the "Company")
(An exploration stage company)
Consolidated Financial Statements
For the three months ended December 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the acconpamying unauditied financial statements.

The accompanying unuadited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.

"Casey Forward"	"Ping Shen"
Chief Executive Officer	Chief Financial Officer

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(in Canadian dollars)
(unaudited)

	December 31,	September
	2007	30, 2007

ASSETS

Current Assets
Cash and cash equivalents	$240	$128
GST Refundable	1,551	12,491
	1,791	12,619

Equipment (note 2)	1,001	1,076
Mineral properties (note 3)	94,231	94,231

	$97,023	$107,926

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (note 4)	$96,250	$145,432
Loans payable (note 5)	36,250	36,250
	132,500	181,682

SHAREHOLDERS' DEFICIENCY

Capital stock
Authorized
Unlimited common shares of no par value
Issued and outstanding - (note 6)	35,309,072	35,225,667
Contributed surplus	2,831,824	2,701,878
Deficit accumulated during the exploration stage	(38,176,373)	(38,001,301)

	(35,477)	(73,756)

	$97,023	$107,926

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(in Canadian dollars)
(unaudited)

	For the three months ended
	December 31
	2007	2006

Administrative expenses
Accounting and legal (note 4)	$11,095	$5,715
Amortization	76	106
Consulting fees (note 4)	10,000	34,962
Interest and bank charges	151	8,615
Management fees (note 4)	18,000	15,000
Office and miscellaneous	4,520	6,000
Regulatory and transfer agent fees	1,104	184
Stock-based compensation	129,946	-
Telephone	180	250
Travel and promotion	-	8,212

Net loss for the period	175,072	79,044

Deficit, beginning of period	(38,001,301)	(37,400,450)

Deficit, end of period	$(38,176,373)	$(37,479,494)

Loss per share	$0.01	$0.01

Weighted average number of shares
Basic and diluted	20,681,879	15,640,751

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)
(unaudited)

			Contributed
			Surplus and	Deficit
		Common Shares	Equity portion of	accumulated
	Number of	issued and fully	convertible	during the
	shares	paid	debentures	exploration stage	Total
Balance December, 1991	-	$-	$-	$-	$-
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)

			Contributed
			Surplus and	Deficit
		Common Shares	Equity portion of	accumulated
	Number of	issued and fully	convertible	during the
	shares	paid	debentures	exploration stage	Total

Balance forward	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for
acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411
Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)

			Contributed	Deficit
			Surplus and	accumulated
		Common Shares	Equity portion of	during the
	Number of	issued and fully	convertible	exploration stage
	shares	paid	debentures	unaudited	Total

Balance forward	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)
Loss for the year	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)

Issuance of shares for cash
Private placement - August 4, 2004 - shares issued due to
repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	33,615,191	3,008,754	(36,893,024)	(269,079)
Warrant shares issued	257,812	-	-	-	-
Acquisition of Gladys Lake option	50,000	10,500	-	-	10,500
Issued on conversion of debt	861,000	199,270	-	-	199,270
Loss for the year	-	-	-	(507,426)	(507,426)
Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Issued on exercise of stock options	900,000	603,876	(306,876)	-	297,000
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	(73,756)
Issued on conversion of debt	360,000	83,406	-	-	83,406
Contributed surplus	-	-	129,945	-	129,945
Loss for the period	-	-	-	(175,072)	(175,072)
Balance December 31, 2007	20,681,879	$35,309,073	$2,831,823	$(38,176,373)	$(35,477)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)
(unaudited)

	For the three months ended
	December 31
	2007	2006

Operating Activities
Net loss for the period	$(175,072)	$(79,044)
Items not involving cash
Amortization	76	106
Stock-based compensation	129,946	-
Change in non-cash working capital
GST refundable and other receivables	10,940	(410)
Accounts payable and accrued liabilities	34,222	70,733
Net cash used in operating activities	112	(8,615)

Financing Activities
Loans payable	-	8,577
Net cash provided from (used in) financing activities	-	8,577

Investing Activities
Expenditures on mineral properties	-	-
Net cash used in investing activities	-	-

Change in cash and cash equivalents	112	(38)

Cash and cash equivalents at beginning of period	128	283

Cash and cash equivalents at end of period	$240	$245

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
December 31, 2007
(in Canadian dollars)
(unaudited)

1.	Nature of Operations and Significant Accounting Policies

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources. During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations. The Company is currently pursuing and evaluating potential business ventures in the mineral field.

These interim consolidated financial statements should be read in conjunction with the audited September 30, 2007 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2007 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	Equipment

	For the three months ended December 31,			September 30,
	2007			2007
		Accumulated
	Cost	amortization	Net book value	Net book value
Office equipment	$5,222	$5,025	$197	$207
Computer equipment	26,313	25,509	804	869
	$31,535	$30,534	$1,001	$1,076

3.	Mineral Properties and Deferred Resource Property Expenditures

On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 150,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2007, the Company paid $NIL (2006 - $15,000) and issued an additional 50,000 (2006 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor. See note 8, Subsequent events.

Date	Amount	Shares
March 21, 2008	$25,000	100,000	issued 50,000
March 21, 2009	25,000	150,000

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
December 31, 2007
(in Canadian dollars)
(unaudited)

3.	Mineral Properties and Deferred Resource Property Expenditures continued

	For the three
	months ended		Cumulative to
	December 31,	To September	December 31,
The Company has incurred the following costs on the Gladys Lake property:	2007	30, 2007	2007
Acquisition costs	$-	$70,504	$70,504
Exploration costs
Report	-	13,199	13,199
Assessment work	-	1,789	1,789
Geologist	-	4,000	4,000
Transportation	-	4,739	4,739
Total	$-	$94,231	$94,231

4.	Related Parties

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the three	For the three
	months ended	months ended
	December 31,	December 31,
	2007	2006
Management fees to officers of the Company	$18,000	$15,000
Consulting fees	10,000	-
Accounting fees to an officer	8,184	-
	$36,184	$15,000

Included in accounts payable and accrued liabilities was $10,000 (2006 - $13,958) due to a director, and $44,642 (2006 -$12,000) due to officers of the Company.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

5.	Loans Payable

	December 31,	September
	2007	30, 2007
Loans payable which are unsecured, due on demand and bear
interest at 10% per annum	$36,250	$36,250

On January 31, 2007 the Company entered into debt settlement agreements to retire loans of $343,098 plus additional interest of $31,678 for a total of $374,776. The debt was settled in part on May 4, 2007 by the issuance of 1,873,880 shares at a price of $0.20 per share. Additional interest of $36,250 has been recognized and the Company has agreed to issue an additional 241,667 shares as payment in full.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
December 31, 2007
(in Canadian dollars)
(unaudited)

6.	Share Capital

	a)	Common Shares

The authorized share capital of the Company is unlimited without par value.

b)	Issued	Number of Shares		Share Capital
	Balance, September 30, 2006	15,640,751		$33,824,961
	Acquisition of Gladys Lake option (note 4)	50,000	$0.33	16,500
	Exercise of options	900,000	$0.33	297,000
	Shares issued for debt (note 6)	1,873,880	$0.20	374,776
	Shares issued for debt	1,296,745	$0.20	259,349
	Shares issued for debt	271,500	$0.20	54,300
	Shares issued for debt	289,003	$0.318	91,903
	Contributed surplus allocated	-		306,876
	Balance, September 30, 2007	20,321,879		35,225,665
	Shares issued for debt	360,000	$0.23	83,407
	Balance, December 31, 2007	20,681,879		$35,309,072

The Company has issued 20,681,879 common shares of which 25,000 shares are held in escrow as at December 31, 2007.

c)	Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

Total options vested at December 31, 2007 were 2,000,000 (September 30, 2007 - 1,200,000).

(i) The changes in stock options were as follows:

	For the three		For the year
	months ended	Weighted	ended	Weighted
	December 31,	Average	September30,	Average
	2007	Exercise Price	2007	Exercise Price
Balance outstanding, beginning of year	1,200,000	$0.78	2,100,000	$0.54
Options granted	1,600,000	0.15	-	-
Forfeited	(800,000)	0.30	(900,000)	0.30
Balance outstanding, end of period	2,000,000	$0.46	1,200,000	$0.78

(ii) Using the fair value method for stock-based compensation, stock-based compensation expense of $129,946 was recorded in the consolidated statements of operations and deficit for the period ended December 31, 2007 (December 31, 2006 - $nil).

This amount was determined using the Black Scholes Option Pricing Model assuming no dividends are to be paid, with a weighted average expected stock option life of 3 years, a weighted average volatility of the Company's share price of 107.1% and an average annual risk free interest rate of 3.8% .

(iii) The following table summarizes information about stock options, outstanding at December 31, 2007:

	Number outstanding at	Weighted average remaining
Range of exercise prices	December 31, 2007	contractual life (years)
$ 0.15	1,600,000	3.0
USD $1.75	400,000	0.2
$0.15 - US $1.75	2,000,000	2.4

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
December 31, 2007
(in Canadian dollars)
(unaudited)

6.	Share Capital continued

d)	Warrants

At December 31, 2007, the Company had nil (September 30, 2007 - nil) common share purchase warrants outstanding to purchase common shares of the Company.

7.	Contingencies

The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non- performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00. The outcome is not determinable.

8.	Subsequent events

Pursuant to the acquisition of the Gladys Lake option, the Company issued 50,000 shares.